Please note that this letter and other documents are in draft form, and in no way reflect the Fund’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

September [...], 2024

VIA EDGAR TRANSMISSION

Ms. Deborah L. O’Neal
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Jensen Quality Growth Fund Inc (the “Fund”)
Securities Act Registration No: 033-47508
Investment Company Act Registration No: 811-066531
The Jensen Quality Growth Fund Inc (S000004905)

Dear Ms. O’Neal,

This correspondence responds to the oral comments the Fund received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 4, 2024 with respect to the Preliminary Proxy Statement filed by the Fund on August 26, 2024.

For your convenience in reviewing the Fund’s responses, the Staff’s comments are included in bold typeface immediately followed by the Fund’s responses. Capitalized terms not otherwise defined in this response letter have the meaning set forth in the Definitive Proxy Statement.

General Comments

1.Staff Comment: Please add the cost of the solicitation in the applicable areas (the FAQ and the body of the proxy).

Response: The Fund responds by making the requested revision.

2.    Staff Comment: On page 4 of the Q&A, in the second to last sentence of the paragraph at the top of the page, please revise the sentence to read: Broker non-votes occur when proxies returned by beneficial owners of shares held by brokers for shares held by brokers do not include voting instructions.

Response: The Fund responds by making the requested revision.

* * * * * *

If you have any additional questions or require further information, please contact Jay Fitton at (513) 520-5925.

Sincerely,

/s/ [...]

Robert D. McIver
President
The Jensen Quality Growth Fund Inc.

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